UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

LAWSON PRODUCTS, INC.
(Name of Issuer) Common Stock, par value $1.00 per share
(Title of Class of Securities) 520776 10 5
(CUSIP Number) Roberta Port Washlow c/o Robert J. Washlow Bay West Management LLC 555 Skokie Blvd., Suite 215 Northbrook, IL 60062
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications) April 15, 2010
(Date of Event which Requires Filing of this Amendment No. 1)

CUSIP No. 520776 10 5
1.	Names of Reporting Persons. Roberta Port Washlow
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [X] (b) [ ]
3.	SEC Use Only:
4.	Source of Funds (See Instructions): N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): [ ]
6.	Citizenship or Place of Organization: United States
Number of Shares Beneficially by Owned by Each Reporting Person With	7. Sole Voting Power: 5,000
8. Shared Voting Power: 3,251,436*
9. Sole Dispositive Power: 5,000
10. Shared Dispositive Power: 3,011,436*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,256,436
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: [ ] (See Instructions)
13.	Percent of Class Represented by Amount in Row (11): 38.2%
14.	Type of Reporting Person (See Instructions): IN

*  3,011,436 of these shares are held in family limited partnerships in which Dr. Ronald B. Port, M.D. and Roberta Port Washlow are the managing general partners.  Any action by the partnerships with respect to these shares requires the approval of both managing general partners.  The remaining 240,000 shares are held in a voting trust of which Dr. Port and Ms. Washlow serve as trustees.  Any action with respect to these shares requires the approval of both trustees.

SCHEDULE 13D

This Amendment No. 1 to Schedule 13D (“Amendment No. 1”) amends and supplements the Schedule 13D (the “Schedule 13D”) she filed on March 25, 2009.  Unless otherwise indicated, all capitalized terms in this Amendment No. 1 have the meanings set forth in the original Schedule 13D for such terms.  This Amendment No. 1 amends the Schedule 13D to include the information set forth below.

Item 4.  Purpose of Transaction

Ms. Washlow is planning to sell or dispose by gift or otherwise some or all of the 5,000 shares of Common Stock over which she has sole dispositive power.  In addition, her husband, Robert J. Washlow, as trustee of a trust for his benefit, is planning to sell or dispose by gift or otherwise some or all of the 5,771 shares of Common Stock over which he has sole dispositive power.  Ms. Washlow disclaims beneficial ownership of the 5,771 shares of Common Stock that her husband beneficially owns.  Whether and when Ms. Washlow or her husband sell or dispose by gift or otherwise some or all of the shares of Common Stock over which each has sole dispositive power depends on general economic, market and business conditions, whether a business combination involving the Issuer appears likely and other factors.

Ms. Washlow will also encourage the disposition of the shares of Common Stock over which she has shared voting or dispositive power, as well as the shares of Common Stock held by the 1970 Trust, through a sale or gift of some or all of such shares, a business combination involving the Issuer or otherwise.  If a transaction cannot be arranged, Ms. Washlow may seek to replace some or all of the directors of the Issuer and to replace some or all of the management of the Issuer.  Ms. Washlow intends to object to having the shares of Common Stock over which she has shared voting or dispositive power, as well as the shares of Common Stock held by the 1970 Trust, voted in favor of the election of the directors of the Issuer who are up for reelection at the Issuer’s scheduled May 2010 annual meeting.

On April 15, 2010, Ms. Washlow, individually and on behalf of Port, Washlow & Errant, L.P., a Delaware limited partnership and Port Investments, L.P., a Delaware limited partnership (collectively, the “Partnerships”), filed suit in the Court of Chancery of the State of Delaware against Ronald Port seeking appointment of a custodian of the Partnerships, of which Ms. Washlow and Dr. Port are the managing general partners.  Ms. Washlow brought the action because she seeks to diversify the Partnerships’ assets, which include 3,011,436 shares of Common Stock, and she and Dr. Port are deadlocked with respect to management of the Partnership’s assets as it relates to diversification of the Partnership’s assets.  In the suit, Ms. Washlow seeks, in the alternative, (i) the appointment of a custodian for the Partnerships to break the deadlock with respect to diversification of the assets, (ii) a declaration that Dr. Port must diversify the holdings of the Partnerships in accordance with his fiduciary duties, or (iii) an order delegating to Ms. Washlow the responsibility for managing one-half of the Partnerships’ holdings in Common Stock, including but not limited to the right to sell, vote and distribute those assets in accordance with the terms of the Partnership’s limited partnership agreements and delegating to Dr. Port the responsibility for managing the other one-half of the holdings, including the right to distribute those assets in accordance with the terms of the Partnerships’ limited partnership agreements.  If she is successful in the lawsuit, Ms. Washlow will seek to take, or encourage the custodian to take, the steps discussed elsewhere in this Item 4.

Except as described above, Ms. Washlow does not have any other current plans or proposals which relate to or would result in her acquisition or disposition of Common Stock or any other events described in Item 4(a) through (j) of Schedule 13D.  She may, at any time and from time to time, review or reconsider her position and/or change her purpose and/or formulate plans or proposals with respect thereto.

Item 5.  Interest in Securities of the Issuer

 (c)           During the past 60 days, Ms. Washlow has engaged in the following transactions in Common Stock during the past 60 days.

Date	Number of Shares	Price	Type of Transaction
March 2, 2010	2,524	$17.6029	Open market sale
March 3, 2010	400	$17.0000	Open market sale
March 4, 2010	2,000	$16.5015	Open market sale
March 5, 2010	2,271	$17.4091	Open market sale
March 9, 2010	1,150	$16.707	Open market sale
March 10, 2010	2,500	$16.2631	Open market sale
March 12, 2010	500	$15.9225	Open market sale
March 15, 2010	500	$15.6029	Open market sale
March 16, 2010	500	$15.9300	Open market sale
March 17, 2010	500	$16.0412	Open market sale
March 18, 2010	500	$16.0000	Open market sale
March 19, 2010	500	$15.7227	Open market sale
March 22, 2010	176	$15.7009	Open market sale

SIGNATURES

After reasonable inquiry and to the best of her knowledge and belief, the undersigned certifies that the information set forth in this Amendment #1 to Schedule 13D is true, complete and correct.

Date: April 19, 2010

By: /s/ Roberta Port Washlow Roberta Port Washlow